13012422

Mail Processing Section
FEB 28 2013
Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RESOURCE HORIZONS GROUP, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 CHURCH STREET EXT. NE, 3RD FLR
(No. and Street)

MARIETTA (City) GA (State) 30060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID K. MILLER 770-319-1970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST. S.E., STE. #4 (Address) MARIETTA (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID K. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RESOURCE HORIZONS GROUP, L.L.C., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SUSAN M YUHAS
MY COMMISSION EXPIRES
APRIL 14 2014
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (O) Independent Auditor's Report on Internal accounting structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RESOURCE HORIZONS GROUP, L.L.C.

(A Limited Liability Company,
Wholly Owned by
Resource Horizons Holding Company, L.L.C.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Resource Horizons Group, L.L.C.
Marietta, Georgia

Report on the Financial Statements

We have audited the accompanying Statement of Financial Condition of Resource Horizons Group, L.L.C. (a Delaware Limited Liability Company) as of December 31, 2012, and 2011 and the related Statements of Operations, Changes in Member's Equity, and Cash Flows for the years then ended and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position Resource Horizons Group, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

goldman & COMPANY, CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Correction of Error

As discussed in Note 3b to the financial statements, certain errors resulting in overstatement of amounts previously reported for advances to related party and understatement of member's distribution as of December 31, 2011, were adjusted by management during the current year. Accordingly, amounts reposted for advances to related party and member's equity have been restated in the 2011 financial statements now presented, and an adjustment has been made to member's equity as of December 31, 2010 and December 31, 2011 to correct the error. Our opinion is not modified with respect to that matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 18, 2013

RESOURCE HORIZONS GROUP, LLC
STATEMENT OF FINANCIAL CONDITION

Exhibit A

	December 31, 2012	December 31, 2011
ASSETS		
Cash & Cash Equivalents	$ 562,339	$ 688,411
Deposit with Clearing Organization	75,000	75,000
Receivable from Clearing Organizations	470,434	314,624
Other Receivable	17,795	3,655
Prepaid Expenses	4,240	4,258
Other Assets	158,676	94,202
Advances to Related Party (Note 3)	131,129	153,629
TOTAL ASSETS	$ 1,419,613	$ 1,333,779
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued Expenses	101,724	179,377
Advance Payments Received	167,606	146,620
Commissions Payable	519,062	321,410
TOTAL LIABILITIES	788,392	647,407
MEMBER'S EQUITY	631,221	686,372
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,419,613	$ 1,333,779

The Accompanying Notes are an Integral Part of these Financial Statements

Exhibit B

RESOURCE HORIZONS GROUP, LLC
STATEMENT OF OPERATIONS

	Year Ended	
	December 31, 2012	December 31, 2011
REVENUE		
Commissions	$ 10,910,472	$ 10,620,390
Interest and Other Income	135,451	102,606
Total Revenue	$ 11,045,923	$ 10,722,996
COSTS AND EXPENSES		
Employee Compensation & Benefits, net	9,488,543	9,094,237
Communications & Data Processing	90,566	63,765
Management Fees	1,200,000	960,000
Other Expenses	205,375	326,332
Total Costs and Expenses	$ 10,984,484	$ 10,444,334
NET INCOME	$ 61,439	$ 278,662

RESOURCE HORIZONS GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

Exhibit C

	Member's Equity
BALANCE - December 31, 2010, as originally reported	$ 2,166,517
Prior period adjustment (Note 3b)	(1,458,807)
BALANCE - December 31, 2010, as restated	707,710
Distributions (Note 3b)	(300,000)
2011 Net income	278,662
BALANCE - December 31, 2011, as restated	686,372
Distributions	(116,590)
2012 Net income	61,439
BALANCE - December 31, 2012	$ 631,221

RESOURCE HORIZONS GROUP, LLC
STATEMENT OF CASH FLOWS

Exhibit D

		December 31, 2012		December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income	$	61,439	$	278,662
Adjustments to Reconcile Net Income to Net Cash Provided (Used) in Operating Activities:				
(Increase) Decrease in Operating Assets:				
Receivable from Clearing Organizations		(155,813)		(608)
Other Receivable		(14,139)		6,951
Prepaid Expenses		18		49,845
Other Assets		(64,474)		2,013
Advances to Related Parties		22,501		4,259
Increase (Decrease) in Operating Liabilities:				
Accrued Expenses		(77,653)		155,661
Advance Payments Received		20,987		8,501
Commissions Payable		197,651		(285)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	(9,482)	$	504,999
CASH FLOWS FROM FINANCING ACTIVITIES				
Member's Distribution		(116,590)		(300,000)
NET CASH USED BY FINANCING ACTIVIES	$	(116,590)	$	(300,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(126,072)		204,999
CASH AND CASH EQUIVALENTS:				
BEGINNING OF YEAR		688,411		483,412
END OF YEAR	$	562,339	$	688,411

RESOURCE HORIZONS GROUP, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed May 18, 2000, primarily for the purpose of qualifying and operating as a broker-dealer engaged in various financial businesses including the trading and brokerage of equity and debt securities, the sale of mutual funds and other investment products and investment management services. It is wholly owned by Resource Horizons Holding Company, L.L.C., The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions.

B. Maintenance and repairs are charged to income, and renewals and betterments of property are capitalized.

C. Commission income and the related expense are recorded on a settlement date basis that is not significantly differently different than trade date basis. The Company recognizes a receivable of investment company fees to the extent of the related commissions payable and is included in receivable from clearing organization and commissions payable.

D. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

E. Use of Estimates-The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Resource Horizons Group, L.L.C. clears all transactions with and for customers on a fully disclosed basis with its clearing broker-dealer, which carries all customer accounts and maintains and preserves all books and records pertaining thereto.

G. Expense Sharing Agreement - The Company has an expense sharing agreement with its parent company, Resource Horizons Holding Company, L.L.C. (the "parent"). The two companies share certain expenses, such as employees, office space, insurance, telephone and computer equipment and other expenses. The Company paid the parent $1,200,000 and $960,000 in 2012 and 2011, respectively, under this arrangement. Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

H. Income taxes: Income taxes have not been provided because the member elected to be treated as a small business corporation for income tax purposes as provided in Section 1372(a) of the Internal Revenue Code. As such, the income or loss and credits are passed to the members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

The Company has adopted the provisions of FASB Accounting Standards Classification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the US Federal jurisdiction and the state of Georgia, is no longer subject to US federal income tax examination for years before 2009.

I. Subsequent Events: The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 18, 2013, the date on which the financial statements were available to be issued.

2. CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of deposits at banks. Balances at times may exceed federally insured limits.

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. RELATED PARTY TRANSACTIONS

An affiliate of the Company collects, on behalf of the Company as required by various state statutes, all of the commissions generated by registered representatives of the Company for variable and universal insurance products. The affiliate forwards all such commission income to the Company. The Company then pays the related commission expense associated with these transactions to the registered representatives.

An affiliate of the Company is an SEC Registered Investment Advisory firm. The Company acts as the paying agent for the affiliate's commission expenses paid to the registered representatives.

The majority of the Company's operating expenses, excluding commission expense, are paid by the parent in accordance with the agreement noted in Note 1. The Company has no employees. All personnel used by the Company are employees of the parent. The Company has advanced funds to related affiliates during the year for cash flow purposes. At December 31, 2012 and 2011, affiliates owed the Company $131,128 and $153,630 respectively, which is included in advances to related party.

3a. CONTINGENT LIABILITY

In 2011 and 2012, the Company was named as a party to legal action through FINRA arbitration procedures for reimbursement for losses and interest sustained by two clients in the years 2010 and 2011. In addition, the Company has been named as a defendant in two bankruptcy cases requesting repayment of commissions. The Company plans to vigorously defend these cases. Management estimates the possible exposure related to these cases to be between $50,000 and $175,000 as of December 31, 2012 and 2011. Management has included $70,733 and $150,000 in 2012 and 2011, respectively, as part of Other Expenses related to these possible losses and is included in Accrued Expenses at December 31, 2012 and 2011, respectively.

3b. PRIOR PERIOD ADJUSTMENT-CORRECTION OF AN ERROR

The related party advances to the parent should have been classified as a member's distribution. Management has made the decision to reclassify the balance in the related party advance account as a distribution as of December 31, 2010 and 2011 for $1,458,807 and $300,000, respectively. This reclassification will not have an affect on Company earnings and will not effect the Company's aggregate indebtedness or basic capital requirement as shown on the accompanying Schedule 2.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2012, the Company had net capital of $447,197 which was $347,197 in excess of its required net minimum capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.76296 to 1.0.

SCHEDULE 1

RESOURCE HORIZONS GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2012

TOTAL MEMBER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 631,221
LESS NON-ALLOWABLE ASSETS	
Advances to Related Party	(131,129)
Prepaid Expenses	(4,240)
Other Assets	(41,497)
Subtotal Non Allowable Assets	(176,866)
Haircut	(7,158)
NET CAPITAL	$ 447,197

Reconciliation with Company's computation (included in part II of Form X-17A-5) as of December 31 2012

There is no significant difference between net capital as reported in Part II A of Form X-17A-5 and net capital as reported above.

RESOURCE HORIZONS GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2012

AGGREGATE INDEBTEDNESS		
Accrued Expenses	$	101,724
Advance Payments Received		167,606
Commissions Payable		519,062
TOTAL AGGREGATE INDEBTEDNESS	$	788,392
RATIO – Aggregate Indebtedness to Net Capital	$	1.76296
BASIC NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	447,197
Minimum Net Capital Requirement (See Note A below) ($788,392 x 6 2/3% = $52,586)		100,000
EXCESS NET CAPITAL	$	347,197

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $100,000.

RESOURCE HORIZONS GROUP, LLC
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2012

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2012.

The Company had no liabilities subordinated to the claims of creditors during 2012.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Member
Resource Horizons Group, LLC
Marietta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Resource Horizons Group, LLC, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practice, and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

goldman & COMPANY, CPAs
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 18, 2013
Marietta, Georgia

goldman & COMPANY, CPAS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Resource Horizons Group, L.L.C.
Marietta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment and Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Resource Horizons Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Resource Horizons Group, LLC's compliance with the applicable instructions of the General Assessment and Reconciliation (Form SIPC-7). Resource Horizons Group, LLC management is responsible for Resource Horizons Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no difference

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported on the SIPC-7 for the year then end, noting no differences.

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPAs PC

Goldman & Company CPAs PC
February 18, 2013